FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer

1Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 11, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

2

NEWS RELEASE                                                                                                   ELD No. 05-03

TSX: ELD   AMEX: EGO                                                                                      April 11,  2005

ELDORADO SIGNS OPTION AGREEMENT TO ACQUIRE

VILA NOVA PROJECT, AMAPA STATE , BRAZIL

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce that an agreement has been signed with Mineração Amapari Ltda. providing Eldorado with the option to acquire 84% of the Vila Nova Project located in Amapa State, Brazil (“Vila Nova Project” or the “Project”).

The agreement allows Eldorado to acquire 84% of the Project by spending a minimum of $200,000 in exploration prior to March 20, 2006 and paying $5.2 million, staged in a series of payments over a three year period, reserving to Eldorado a right of termination.

The Vila Nova Project is situated approximately 90 kilometers north-west of the state capital of Macapa. Access to the site is via paved road to the town of Porto Grande and then an all weather gravel road to the Project site.

The Project is located in Lower Proterozoic rocks of the Guyana Shield that is host to several major gold deposits, including Las Cristinas, Omai, Rosebel and Amapari (see Figure 1). Gold mineralization at Vila Nova is associated with carbonate altered, sheared and folded banded iron formation (“BIF”) within a sequence of clastic sediments, mafic volcanic and ultramafic rock. The geological setting is similar to that found at Eldorado’s São Bento mine and at Wheaton River’s Amapari project, which is approximately 60 kilometers north-west of the Vila Nova Project.

On the main mineralized trend garimpero workings extend for a strike length of over 6 kilometers, exploiting gold from the oxidized weathered zone and also from un-oxidized bedrock (see Figure 2). A small heap leach mine also operated during the 1990’s, processing oxide ore.

Limited exploration was conducted on the property by Echo Bay Mining and Mineração Amapari Ltda. from 1988 to 1996, mostly targeting oxide mineralization in the weathered zone. We believe that there is excellent potential for both additional oxide mineralization and a structurally controlled BIF hosted deposit (see Figure 3).  Historical sampling and drilling data attributed to these parties conducted prior to February 1, 2001, and implementation of National Instrument 43-101, shows encouraging widths and grades, particularly in the fold hinge of the BIF, which will be a primary target of the upcoming exploration program.  Historical sampling results from the data in the structurally thickened areas of the BIF include 10.2 g/t au over 11 meters, 11.4 g/t over 10 meters, and 7.3 g/t au over 5 meters.  Quoted widths are for horizontal channel samples, true widths were not recorded. A grab sample taken by Eldorado geologists from the fold hinge ran 27.2 g/t Au. The historical data in the Company’s opinion is relevant and reliable, however remains to be verified.

Eldorado Gold has budgeted $1.8 million for the Project in exploration expense for 2005 and will commence a work program consisting of mapping and channel sampling immediately.  A diamond drilling program is scheduled to follow early in the third quarter of 2005.

“The Vila Nova Project is a tremendous addition to the Eldorado asset base.  Our experience in the BIF environment, combined with the grades and dimensions identified to date, contribute to our high expectations for the Project’s potential,” commented Paul Wright, President and Chief Executive Officer.

Norman Pitcher, P. Geo., Vice President Exploration & Development, is the qualified person responsible for the technical disclosure in this press release.  Historic sample results quoted in this release are from previous operators and Eldorado has not verified or resampled these intervals.  However, based on a field examination of the property, we consider the samples to be consistent with the observed geologic conditions. Samples taken by Eldorado are assayed using standard fire assay techniques at ALS Chemex and at the Company’s São Bento mine laboratory.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The Company’s studies and reports were prepared by Norman Pitcher, P.Geo, Vice President, Exploration & Development and present information which, in the Company’s opinion, is relevant, and the most recent available.  However, the Company advises that this is historical information which has yet to be verified in detail and there is no certainty that any economic resources will exist on these properties.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) and the Company’s 40-F dated March 30, 2005.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s AIF and 40-F dated March 30, 2005.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

 1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

West African Shield
Guinea
Sierra Leone
Liberia
Cote D'Ivoire
Ghana
Obuasi
Bogoso/Prestea
Venezuela
Las Cristinas
Omai
Brizas de Cuyuni
Rosebel
Roraima State
Guyana
Suriname
French Guyana
Cassipore
Tartarugalzinho
Amapari
Vila Nova
Brazil
Gurupi
Gold Mines
Advanced Projects
Eldorado Gold Projects
Lower Proterozoic Terrain
Gold Trends
0
350
700
kilometers

Figure 1.

N
Main Trend of Mineralization
Vila Nova
Pit Boundary
Road
River
Mineralized Zone
High Grade Zone
License boundary
Garimpo Antigo - Sem Nome
Vicente
Gaivota
Vicente 2
Mundico Serrão
Carbê
Vila Nova River
Garimpo Sta. Maria
Garimpo Leão
Curticeira
Antônio Ourives
0.5
1
kilometers
?
?
?
?

Figure 2.

Gaivotas Pit Area

N
11m@10.2g/t
3m@7.2g/t
3m@4.3g/t
10m@10g/t
2m@6.3g/t
2m@5.8g/t
4m@9g/t
3m@7.1g/t
3m@4g/t
1m@3.9g/t
2m@3.4g/t
5m@4.8g/t
4m@4.5g/t
3m@7g/t
2m@3.9g/t
1m@5.5g/t
2m@5.1g/t
5m@5g/t
10@11.4g/t
10m@5.5g/t (includes 2m@14.5g/t)
6m@10.7g/t
5m@7g/t
5m@7.3g/t
5m@6.7g/t
7m@3.9g/t
1m@3g/t
1m@3.4g/t
0
100
200
meters
Vila Nova
Ore Body
Mineralized Zone
Channel Samples Au (g/t)

Figure 3.